UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PHOTOWORKS, INC.
(Name of Subject Company)
AMERICAN GREETINGS CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.01 par value
(Title of Class of Securities)
71940B208
(CUSIP Number of Class of Securities)

American Greetings Corporation
One American Road
Cleveland, Ohio
Attention: Catherine M. Kilbane
(216) 252-7300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
with a copy to:
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, Ohio 44114
Attention: John M. Gherlein
(216) 621-0200
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit No.	Description

99	Letter, distributed the evening of November 28, 2007, from Josef Mandelbaum to American Greetings Corporation’s intellectual property group employees regarding the acquisition of PhotoWorks, Inc. by a wholly owned subsidiary of American Greetings Corporation.
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of PhotoWorks, Inc. (“PhotoWorks”) described in this communication, has not commenced. At the time the expected tender offer is commenced, American Greetings Corporation (“American Greetings”), or a wholly owned subsidiary of American Greetings will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and PhotoWorks will file a solicitation/recommendation statement with respect to the tender offer. Investors and PhotoWorks shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.
The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of PhotoWorks at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.